Exhibit 4.4.1.5

April 19, 2004

Ms. Sharon DeHayes

50 Cayman Place

Palm Beach Gardens, FL 33418

Re:  Readymix Holdings Pty Limited Position

Dear Sharon:

This letter is being sent to you in accordance with your offer by Readymix Holdings Pty Limited (“Readymix Australia”) to serve in the capacity of Chief Executive of Readymix Australia (the “Position”) for a period of three years (the “Term”) commencing on July 1, 2004, the terms of which are more specifically set forth in the letter (the “Letter”) from Readymix Holdings Pty Limited to you dated April 19, 2004, a copy of which is attached hereto as Exhibit A.  It has been agreed to allow you to serve in the Position, for the duration of the Term, and also to retain you as an employee of Rinker Materials Corporation (“Rinker Materials”) during that time.  The purpose of this letter is to set forth the terms of our obligations to you, and your obligations to Rinker Materials while you are serving in the Position.

Pursuant to the terms of the Letter, you will be required to relocate to Sydney, Australia in order to serve in the Position, and the fulfillment of your duties will require substantially all of your time and attention available for business matters.  Accordingly, you will not be able to serve Rinker Materials in accordance with the terms of your employment agreement (the “Employment Agreement”), dated August 1, 2001.  We have therefore agreed to make certain modifications to your Employment Agreement, which modifications will be effective during the Term, in order to allow you to fulfill your duties as Chief Executive of Readymix Australia.

Each of us agrees as follows for the duration of the Term:

(a)                                  You will be relieved of your duty to provide substantially all of your time and attention during normal business hours to the business and affairs of Rinker Materials so that you may devote such time to the fulfillment of your duties in the Position;

(b)                                 With respect to your Compensation during the Term, Rinker Materials will continue to pay your annual base salary.

(c)                                  You will continue to be able to participate in Rinker Materials’ Profit Sharing 401(k) Plan and the Supplemental Executive Profit Sharing 401(k), such participation will be based by taking into account only your compensation from Rinker Materials thereby excluding any bonus that may be paid to you by Readymix Australia.

(d)                                 You will not be entitled to any fringe benefits otherwise available to Rinker Materials executives, including, without limitation, cell phones, lap-top computers, etc.;

(e)                                  You will not be entitled to receive any car allowance from Rinker Materials;

(f)                                    You will not receive any club membership benefits from Rinker Materials;

(g)                                 You will not receive reimbursement from Rinker Materials for any business or personal expenses; provided, however, that Rinker Materials agrees to pay the reasonable relocation costs associated with your repatriation to the United States at the conclusion of the Term; and

(i)                                     Rinker Materials will not maintain office space and support staff for your benefit.

The modifications to your Employment Agreement set forth above shall be only for the duration of the Term.  All other terms and conditions of your Employment Agreement shall remain in effect for the duration of the Term unaffected by the terms of this letter agreement.  At the conclusion of the Term, your Employment Agreement shall again become effective on all of the terms and conditions contained therein, and this letter agreement shall terminate.

In the unlikely event that you are terminated while in the Position for misconduct, you agree that such termination shall constitute “Cause” for purposes of your Employment Agreement with Rinker Materials, and shall entitle Rinker Materials to terminate your Employment Agreement pursuant to Section 4(c) thereof.

This letter agreement shall be governed in all respects by the laws of the State of Florida, without regard to conflict of law principles.

If the foregoing conforms with your understanding of our agreement, please execute the enclosed copy of this letter and return it to my attention.

Very Truly Yours,

RINKER MATERIALS CORPORATION

	By:	/s/ David V. Clarke
David V. Clarke, Chief Executive Officer

AGREED AND ACCEPTED, this 19th day of April, 2004

/s/ Sharon DeHayes
Sharon DeHayes

April 19, 2004

Ms. Sharon DeHayes

50 Cayman Place

Palm Beach Gardens, FL 33418

Dear Sharon,

I am delighted to be able to offer you the position of Chief Executive of Readymix Australia for a period of three years, commencing July 1, 2004 (‘the appointment’).

You will be receiving a letter under separate cover from Rinker Materials Corporation explaining that if you accept the offer, you will remain employed by Rinker Materials Corporation during the period of the appointment.  The letter will also set out the terms that will apply in the context of your employment with Rinker Materials Corporation.

Your base salary will be increased from $US280,000 to $US310,000.  You will be eligible for the next salary review cycle which is scheduled for October 2004.  Your payroll will continue to be processed in the US and you will receive these amounts in US funds.

In addition, you will be eligible for relocation and expatriate assistance appropriate for your position.

Yours sincerely

/s/ David Clarke
David Clarke
Chief Executive Officer

I accept the offer and conditions as outlined in this letter.

/s/ Sharon DeHayes	April 19, 2004
Sharon DeHayes	Date